August 14, 2012

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:                     Michael R. Clampitt

David Lyon
John Nolan
Mark Thomas

Re:                     Community Choice Financial Inc.

Registration Statement on Form S-4

Filed June 22, 2012

File No. 333-182290

Ladies and Gentlemen:

The following sets forth the responses of Community Choice Financial Inc., an Ohio corporation (the “Company”, “we”, “us” and “our”), to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 18, 2012 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on June 22, 2012 (the “Registration Statement”).  For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment. Unless otherwise indicated, page references included in the body of the Company’s responses are to Amendment No. 1 to the Registration Statement (the “Amendment”).

General Comments

1.                                       You identify on the cover page that your company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act.  Please revise your prospectus to:

•                  Describe how and when a company may lose emerging growth company status;

•                  Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                  State your election under Section 107(b) of the JOBS Act:

•                  If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                  If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

Response: The Company has added disclosure on page 8 of the Amendment to describe the requested items regarding the JOBS Act and to disclose the Company’s election under Section 107(b) of the Jobs Act.

Prospectus cover page

2.                                       Please revise the cover page to disclose that offerees are required to return the “Letter of Transmittal” to participate.

Response: The Company has added disclosure on the cover page of the Amendment to disclose that offerees are required to return the Letter of Transmittal to participate in the exchange offer.

3.                                       With regard to bullet 3, supplementally advise the staff what customary conditions may be waived.

Response: The Company respectfully advises the Staff that it does not currently anticipate waiving any customary conditions in connection with the exchange offer.

Summary of the Exchange Offer, page 10

4.                                       Revise this section and the next to disclose the following:

•                  The date the Notes were sold, the exemption relied upon and the names of the initial purchasers;

•                  The parties that may not participate in the Exchange Offer, such as, affiliates, parties participating in the distributions, etc.;

•                  A statement that the terms of the Registered Notes and the Issuer are the same as the privately placed Notes or clearly explain any differences; and

•                  The date the initial purchasers completed the resale of the Notes to qualified institutional buyers.

Response: The Company has added disclosure on pages 9 and 14 of the Amendment to disclose the requested additional information regarding the exchange offer and the exchange notes.

Overview, page 1

5.                                       Please delete the next to last sentence of the second paragraph where you compare your performance to other companies.  This type of information is not considered meaningful without related financial statements and other material information with which to consider it.

Response: The Company has deleted the disclosure, as requested.

6.                                       Please delete the third sentence of the third paragraph.  To imply that your customers use your services over those of traditional banks because your services are “less expensive and more convenient” does not appear to be correct based on later disclosure in the filing.

Response: The Company acknowledges the Staff’s comment and respectfully submits that customers use the Company’s services over those of traditional banks because the options presented by the Company’s products represent, in total, a less expensive and more convenient option. For example, as a result of increased fees and tightened credit standards, using the Company’s consumer loan products presents a less expensive alternative to customers than paying bank overdraft fees and utility late fees and reconnect charges, if they were to miss a utility payment.

7.                                       Please give the brand name under which your store locations operate or indicate that this is a diverse aspect of your company.  We note the related corporate organizational chart on page 9.  If there is no principal brand name, please explain in the business section why you operate in this fashion, forgoing the possible economies of scale and benefits of national brand identification.

Response: The Company has added disclosure on pages 7 and 108 of the Amendment to disclose the brand names under which the Company operates and to explain why it operates in this fashion.

Products and Services, page 2

8.                                       Please reference more detailed information in the body of the text.  For example, we note that the number of active card holders declined as of March 31, 2012, as disclosed on page 5.  And the average fee per check cashed declined significantly, as quantified on page 17.  While explanation for this may not be warranted in the summary, the reader should not be led to believe that the type of unusually detailed information you are currently providing in the summary is materially complete.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it has determined to shorten the disclosure in the Summary regarding the products and services it offers and has accordingly removed the referenced disclosure regarding the number of active card holders and the average fee per check from the products and services section of the summary.

9.                                       Please confirm the “in thousands” designation in the first table on page 3 and the other tables through page 5.  Also better explain what the “Loan volume” figure represents.

Response: As noted above, the Company has determined to shorten the disclosure in the Summary regarding the products and services it offers and has accordingly removed the short-term consumer loans table from the summary.  The Company has made certain changes in response to the Staff’s comment in the Business section on page 100.

10.                                 If you continue to give this type of detailed information in the summary, please give the annual compounded rate on an average medium-term loan.  We see from later in the filing that this is apparently 395%.  Also give the average duration of these loans.

Response: As noted above, the Company has determined to shorten the disclosure in the Summary regarding the products and services it offers and has accordingly removed the referenced disclosure.

DFS Acquisition, page 6

11.                                 Please quantify the significance of DFS transaction volume.

Response: The Company has added disclosure regarding DFS transaction volume on pages 4 and 68 of the Amendment.

Ranking, page 12

12.                                 Give the dollar amount of obligations ranking pari passu and senior to the notes being registered.  Please also check for a typo just prior to the bullets.

Response: The Company has added such disclosure on page 12 of the Amendment.

Risk Factors, page 20

13.                                 Please revise your risk factor section to remove risk factors that are not specific to your company.  Note, for example, the third from last on page 48 and second from last on  page 49.  See the Plain English guidance on our web site.

Response: The Company has revised its risk factors disclosure to remove certain risk factors that are not specific to the Company, including the ones identified by the Staff.

14.                                 Some of your risk factors appear overly long.  Note, for example, the second risk factor on page 25 and the two page risk factor on page 32.  Please limit your risk factors to a brief description of the risk.  You can provide a cross reference to more detailed information in the body of the text.

Response: The Company has shortened the risk factors identified by the Staff on pages 25 and 31 of the Amendment.

Pro Forma Financial Information, page 65

15.                                 Please revise to provide the latest interim pro forma information in your next amendment as required by Article 11 of Regulation S-X.

Response: The Company respectfully advises the Staff that no interim pro forma financial information is required in the Amendment pursuant to Article 11 of Regulation S-X.  The Company respectfully advises the Staff that pro forma information for the DFS Acquisition was not presented because the Company performed the calculations prescribed by Rule 11-01 of Regulation S-X for such acquisition to determine whether such acquired business should be considered significant for purposes of such rule, and none of the calculations under the tests prescribed by such rule exceeded 20%. In addition, the Company does not believe pro forma financial information for the DFS Acquisition would be material to investors. Therefore the Company concluded that pro forma financial information for the DFS Acquisition was not required.

Moreover, the Company performed the calculations prescribed by Rule 11-01 of Regulation S-X for the Florida Acquisition to determine whether the business acquired in the Florida Acquisition would be considered significant for purposes of such rule. None of the calculations under the tests prescribed by such rule exceeded 20% and, in addition, the Company does not believe that pro forma financial information for the Florida Acquisition would be material to investors. Accordingly, the Company concluded that pro forma financial information for the Florida Acquisition was not required.

The Company further advises the Staff that the businesses acquired in the DFS Acquisition and in the Florida Acquisition would not, in the aggregate, be significant under Rule 11-01 of Regulation S-X at or over the 50% level, and the Company does not believe that the pro forma financial statements presented in the Registration Statement are misleading even though they do not give pro forma effect to the DFS Acquisition or the Florida Acquisition, as insignificant acquisitions.

Finally, the Company advises the Staff that the businesses acquired in the California Acquisition are included in the pro forma financial statements for the year ended December 31, 2011 and the Company’s unaudited financial statements for the six month period ended June 30, 2012, in each case, presented in the Registration Statement. Accordingly, the Company concluded that interim pro forma information for the California Acquisition was not required.

Business, page 94

16.                                 Provide a history of the early development of your company.  Identify the role of any key persons involved.  As warranted, also address the material involvement and relationships, up to the present, between your company, Golden Gate, James H. Fraunberg 1998 Trust and Diamond Castle.  As warranted, please also revise the summary and the risk factor sections to address this and the following two comments.

Response: The Company has added disclosure on pages 7 and 120 of the Amendment to provide additional background on the Company, including the involvement of Golden Gate and Diamond Castle.

17.                                 It appears that your company is under the control of Diamond Castle.  We note, for example, that the chairman of your company and Diamond Castle is the same person.  We also note the apparent majority of board members who are associated with Diamond Castle and Diamond Castle’s majority share ownership.  Please address this.

Response: The Company has added disclosure on pages 7 and 120 of the Amendment to provide additional information regarding Diamond Castle and to add a cross reference to the appropriate risk factor.

18.                                 It appears that possibly 100% of your common stock, or nearly so, is owned by officers, directors and principal shareholders.  Please clarify this situation, with quantification.

Response: The Company respectfully advises the Staff that the Company’s common stock is not currently listed on any national exchange and is not publicly traded.  Accordingly, as reflected on page 147 of the Amendment, all of its outstanding shares of common stock are currently held by officers, directors, principal shareholders and employees of the Company.

Principal Shareholders, page 145

19.                                 Identify the natural persons who vote the shares of Diamond Castle Holdings and the funds managed by Golden Gate Capital.

Response: The Company has added the requested disclosure with respect to Golden Gate Capital in footnote 3 on page 148 of the Amendment. The Company respectfully advises the Staff that such disclosure with respect to Diamond Castle may be found in footnote 2 on page 148 of the Amendment.

Note 15.  Subsequent Events, page F-61

20.                                 We note you acquired the equity interests of Direct Financial Solutions LLC and related entities as of April 1, 2012.  Please provide an update of your evaluation of the allocation of the purchase price among the tangible and intangible assets.  Please revise the relevant interim footnote in your next amendment as well as the pro forma financial statements, to the extent appropriate.

Response: The Company respectfully advises the Staff that the information regarding DFS in the financial statements has been updated accordingly.  As noted in its response to comment 15, the Company does not believe that pro forma financial statements with respect to DFS are required.

Exhibits and Financial Statements Schedules, page II-8

21.                                 Regarding Exhibit 5.2 through 5.9, the supporting opinions, reliance on the opinion can be limited with regard to purpose, but not person.  Please revise.

Response: The Company respectfully advises the Staff that Exhibits 5.2 through 5.9 have been revised accordingly.

Supplemental Letter filed June 22, 2012

22.                                 Make the following revisions and refile the Supplemental letter:

•                  Revise the entire letter to use the Issuer’s name instead of “the Company”;

•                  Delete the parenthetical in the first sentence of paragraph (2);

•                  Delete the use of the word “secondary” in paragraph (2);

•                  Revise the last paragraph to use “Outstanding Notes” instead of “Original Notes”;

•                  Add to the last sentence of the last paragraph “and must deliver a Prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; and,

•                  Delete the entire paragraph (3) and replace it with the following:

Community Choice Financial Inc. will also include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer the following provision:

If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange Offer.

Make similar revisions to the Form of Transmittal Letter.

Response: The Company respectfully advises the Staff that the Supplemental Letter and the Form of Transmittal Letter have been revised accordingly.

Other — Accounting Comment

23.                                 Please provide an updated consent from your independent accountants and update the financial statements as required by Rule 3-12 of Regulation S-X, in your amendment.

Response: The Company respectfully advises the Staff that an updated consent has been provided and that the financial statements have been updated, as appropriate.

*              *              *

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please contact the undersigned at (614) 798-5900.

Sincerely,

/s/ Michael Durbin

Michael Durbin
Chief Financial Officer of Community Choice Financial Inc.

cc:	Christopher M. Kelly, Esq. (Jones Day)
Michael J. Solecki, Esq. (Jones Day)
John T. Owen, Esq. (Jones Day)